

August 11, 2017

<u>Via E-mail</u>
Charles W. Shaver
Chairman of the Board and Chief Executive Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

      Re: **Axalta Coating Systems Ltd.**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed February 28, 2017
                File No. 1-36733

Dear Mr. Shaver:

We refer you to our comment letter dated July 27, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance